McDermott International, Inc.

Perry L. Elders Senior Vice President and Chief Financial Officer 757 N. Eldridge Parkway Houston, Texas 77079

Via Edgar

November 19, 2012

MEMORANDUM

TO:         Division of Corporation Finance, Securities and Exchange Commission

FROM:  McDermott International, Inc.

RE:         Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (File No. 1-08430)

                Response to Staff Comments

This memorandum is being submitted in response to the SEC Staff’s letter dated October 17, 2012 and after several discussions with members of the Staff, including our most recent conference call with members of the Staff on November 8, 2012. Based on those discussions, in future filings, to the extent that changes in estimates materially impact McDermott’s consolidated results in a reporting period, McDermott will disclose and discuss those changes in estimates, including their impact on results, in MD&A. McDermott would do this whether the changes in estimates that materially impacted results related to an individual contract or to multiple contracts.

If you have any questions or require any additional information with respect to the matters included within this memorandum, please do not hesitate to contact me at (281) 870-5606.

McDermott International, Inc.

By:	/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer